

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

November 1, 2011

Via U.S. Mail
Mr. Mingzhuo Tan
Chairman, President, and Chief Executive Officer
China Growth Corporation
#99 Jianshe Road 3
Pengjiang District, Jiangmen City
Guangdong Province, 529000
People's Republic of China

> **Re:** **China Growth Corporation**
> **Registration Statement on Form S-1**
> **Filed October 11, 2011**
> **File No. 333-177238**

Dear Mr. Tan:

We have limited our review of your registration statement to those issues that we have addressed in our comments. In some of our comments, we may ask you to provide us information so that we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information that you provide in response to these comments, we may have additional comments.

Registration Statement's Facing Page

1. The EDGAR system reflects that China Growth's primary standard classification code is 2860. Please revise or advise.

2. Update your EDGAR company profile to reflect the address and telephone number of your principal executive offices and principal place of business shown here.

Prospectus' Outside Front Cover Page

3. Because there is no current market for China Growth's securities, revise the disclosure here and, as appropriate, throughout the prospectus to clarify that the selling shareholders will sell at a specified

fixed price per share until the shares are quoted on the OTC Bulletin Board or another specified market and after that at prevailing market prices or privately negotiated prices. See Item 503(b)(3) of Regulation S-K.

We rely on contractual arrangements…, page 7; We may be required to obtain prior approval of the China Securities Regulatory Commission…, page 12

4. Tell us what consideration you have given to filing the consent of your PRC counsel, Han Kun Law Offices, as an exhibit to the registration statement. See Rule 436 of Regulation C under the Securities Act. For guidance, you may wish to refer to Question 233.02 in the Securities Act Rules section of our "Compliance and Disclosure Interpretations" available on the Commission's website.

Legal Matters, page 67

5. Provide the address of counsel giving the legality opinion as required by paragraph w. of Schedule A to the Securities Act.

Where You Can Find More Information, page 67

6. We note the "not necessarily complete" language. Clarify that the prospectus includes the material provisions of any contract or any other document filed as an exhibit to the registration statement.

Undertakings, page II-3

7. Include the Rule 430C undertaking as required by Item 512(a)(5)(ii) of Regulation S-K.

8. Since this is not a primary offering, the undertaking that you provided under (b) is inapplicable. Please delete.

Exhibit 5.1

9. Please delete the fourth assumption located on page 2 of the opinion.

10. The statement "This opinion is given to the persons to whom it is addressed for their sole benefit…" in the second paragraph after "Qualifications" is inappropriate because purchasers of the securities in the offering are entitled to rely on the opinion. See Section II.B.3.d. of Staff Legal Bulletin 19 which is available on the Commission's website, and delete the word "sole."

11. The statement "Except with our written consent, it is not to be disclosed to or relied upon by any other person" in the second paragraph after "Qualifications" is inappropriate because purchasers of the securities in the offering are entitled to rely on the opinion. See Section II.B.3.d. of Staff Legal Bulletin 19, and delete the statement.

12. Counsel must consent also to being named in the registration statement. See Section IV of Staff

Legal Bulletin 19, and revise.

<u>Closing</u>

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information that the Securities Act and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures that they have made.

Notwithstanding our comments, if you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

- The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing.

- The company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Edward M. Kelly at (202) 551-3728 or Craig E. Slivka at (202) 551-3729 with any questions.

Sincerely,

/s/ Craig Slivka, for

Pamela A. Long
Assistant Director

cc: <u>Via facsimile</u>
       Richard I. Anslow, Esq.
       Sichenzia Ross Friedman Ference Anslow LLP
       195 Route 9 South, Suite 204
       Manalapan, NJ 07726